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Golden Goliath Resources Ltd.:

44 Samples From Newly Opened Tunnel Within Filo de Oro Mineralized Trend Average 2.07 g/t Gold and 98.61 g/t Silver Across Average Width of 0.91 Metres

Press Release

Source: Golden Goliath Resources Ltd.

On Thursday February 2, 2010

VANCOUVER, BRITISH COLUMBIA

Golden Goliath Resources Ltd. (TSX VENTURE: GNG; PINK SHEETS: GGTH-F)

HIGHLIGHTS

- Gold grades averaging 2.07 g/t and 98.61 g/t silver over 151 metres in the newly opened Los Hilos tunnel within the Filo de Oro trend. Includes 44 chip samples averaging 0.91 metres in width with individual samples as high as 33.9 g/t gold with 245 g/t silver over 0.65 metres.

- In the Mosca de Plata tunnel, 105 metres above the Los Hilos tunnel, on the Filo de Oro trend, 39 previous chip samples with average width of 1.30 metres, averaged 0.70 g/t gold and 142 g/t silver along 47 metres of workings.

- Mosca de Plata sampling highlights included bonanza gold and silver grade of 24.7 g/t gold over 1.60m and 610 g/t silver over 2.60m.

- New surface samples 500 metres north of the Los Hilos tunnel on the Filo de Oro trend with an average width of 2.37 metres, averaged 1.13 g/t gold and 87.66 g/t silver, extending the strike length of this bulk tonnage target to 790 metres.

Filo de Oro - Los Hilos West Tunnel

Golden Goliath's exploration team resumed work in early January on the Filo de Oro trend, which lies on the eastern side of the Las Bolas property. Underground detailed channel sampling within the Los Hilos West tunnel and surface sampling 500 metres north of the tunnel was completed.

The Los Hilos West tunnel has been rehabilitated for 169 m along its main level, but also has internal shafts and cross cuts. It is situated 105 m vertically below and along the trend of Mosca de Plata vein where previous sampling has retuned exceptionally high grade gold and silver grades (24.7 g/t gold over 1.60m and 610 g/t silver over 2.60m). The current results confirm excellent vertical continuity of the mineralization.

The high grade vein systems are surrounded by a low grade gold bulk-tonnage target at Filo de Oro.

Filo de Oro plan and section maps are shown at the company's website.

http://www.brmstatpack.com/lt/1002/1028/filo-de-oro-plan-1

http://www.brmstatpack.com/lt/1002/1029/cross-section-of-filo-de-oro

The Los Hilos West tunnel hosts at least three unique vein structures. The results of 44 channel samples averaging 0.91 metres width, averaged 2.07 g/t gold and 98.61 g/t silver along a 151m long section of the tunnel. This section includes a higher grade component of 3.90 g/t gold and 133.82 g/t silver over 36.5m, where the average sample width was 0.84 metres, and 6.78 g/t gold and 202.73 g/t silver over 19.06m, where the average sample width was 0.94 metres. Of the 44 samples taken within the tunnel, 13 samples were taken adjacent to the veins from footwall and hanging wall sections. The balance of the 31 samples were taken from the Los Hilos Vein (18 samples), the North-South Vein System (6 samples) and the Azimuth 300 degrees-330 degrees Vein System (7 samples).

The highest grade sample, which returned 33.9 g/t gold and 245 g/t silver, was taken at the junction of two of the vein structures. All results are tabulated below.

Filo de Oro - Surface Assays

Surface sampling north of the Los Hilos tunnel, within the main Filo de Oro trend, included chip sampling of six exposed outcrops returning an average grade of 1.13 g/t gold, and 87.66 g/t silver. This sampling has extended the established strike length of the Filo de Oro trend from 400m to 790m. The average width of the chip samples is 2.37m and they are summarized below.

Paul Sorbara, Golden Goliath CEO, commented, "Our understanding of the Las Bolas mineralized system has been significantly enhanced over the past few months. Combined with the three other previously established trends on the property, Las Bolas is clearly showing its potential to be a major silver-gold deposit, as demonstrated by the gold and silver grades, the 12 vein systems identified to date apart from Filo de Oro, their overall strike length and their known vertical extent of mineralization of over 650 metres. Our focus in the next phase of exploration will be to expand our known resource in the 12 vein systems identified to date on the main portion of the Las Bolas property and to quantify the potential in the new Filo de Oro trend."

Other Target Areas:

Golden Goliath's property portfolio encompasses a large mining district situated in the heart of the Sierra Madre precious metal belt. Of significance is Fresnillo PLC's Orisyvo deposit which hosts a reported 2.8 million ounces gold (69 MT @ 1.3 g/t Au) and is only 7 kilometres from Golden Goliath's property (source: Fresnillo PLC's website, http://www.fresnilloplc.com/index.php?id=70).

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath's Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

Los Hilos West Tunnel Assays
				Weighted Average (Consecutive samples)
Sample No.	Gold gm/tonne	Silver gm/tonne	Width-m	Gold gm/tonne	Silver gm/tonne	Width-m	Comments
814001	1.51	50	0.6				N-S* Vein- Footwall
814002	0.76	57	0.6				N-S Vein- Footwall
814003	0.64	57	0.8	0.94	54.90	2.00	N-S Vein- Footwall
814007	2.2	33	0.9				LH**-Vein
814008	0.95	46	0.6				LH-Vein
814009	1.76	117	0.8	1.41	86.57	1.40	LH-Vein
814011	0.87	58	0.6				LH-Vein
814015	1.72	124	0.6				N-S Vein
814017	1.23	59	1.5				LH-Vein
814022	1.27	44	0.7				N-S Vein
814026	0.64	255	1.35				LH-Vein
814030	1.07	200	0.85				LH-Vein-Footwall
814032	0.64	77	0.9				N-S Vein
814033	2.46	215	0.55				LH-Vein-Hangingwall
814034	2.0	254	0.85	2.19	238.68	1.40	LH-Vein-Footwall
814035	0.87	98	0.7				LH-Vein-Hangingwall
814043	0.23	15	1.6				Azimuth 300˚-330˚ vein
814854	1.17	62	1.05				LH-Vein-Hangingwall
814056	0.99	38	0.55				Azimuth 300˚-330˚ vein
814057	0.85	105	0.55	0.92	71.50	1.10	Azimuth 300˚-330˚ vein -Footwall
814059	1.91	66	0.7				LH-Vein
814060	2.52	702	0.6				LH-Vein-Footwall
814061	6.92	124	0.7				LH-Vein-Hangingwall
814064	33.9	245	0.65				LH-Vein
814069	1.55	47	0.85				LH-Vein
814070	2.58	65	0.65	2.00	54.80	1.50	LH-Vein-Footwall
814076	1.36	233	0.85				Azimuth 300˚-330˚ vein
814086	2.52	108	0.8				LH-Vein
814085	2.02	190	0.75				LH-Vein
814092	1.56	62	0.55				LH-Vein
814094	2.54	76	0.6				LH-Vein
814096	1.28	46	0.8				N-S Vein
814101	1.88	57	0.75				Azimuth 300˚-330˚ vein
814108	1.47	48	1.05				Azimuth 300˚-330˚ vein
814109	1.26	35	0.65				Azimuth 300˚-330˚ vein
814110	1.36	49	0.7	1.31	42.26	1.35	Azimuth 300˚-330˚ vein
814113	0.72	20	1.15				LH-Vein
814114	0.97	33	0.55				LH-Vein-Footwall
814115	0.95	54	0.6	0.96	43.96	1.15	LH-Vein
814136	1.07	47	0.65				N-S Vein
814142	1.09	38	0.75				LH-Vein
814147	1.94	73	0.65				LH-Vein
814150	0.62	20	0.8				N-S Vein
814152	1.81	67	0.95				Lh-Vein

N-S = North south; **LH**= Los Hilos Vein (Azimuth 70˚-90˚)

Filo de Oro Surface Assays
Sample No.	Gold gm/tonne	Silver gm/tonne	Width-m
105609	1.7	149	1.2
105610	1.07	83	3.0
105611	0.76	58	1.0
105612	1.34	97	3.0
105613	1.11	98	3.0
105614	0.91	58	3.0

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:

J. Paul Sorbara, M.Sc., P.Geo
Golden Goliath Resources Ltd.
President & CEO
+1(604)-682-2950
+1(604)-685-3764 (FAX)
jps@goldengoliath.com
http://www.goldengoliath.com/